Filer and Investment Company Act File Number: Drexel Hamilton Mutual Funds (811-22545)

File Number of related Registration Statement: 333-184337

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Ameristock Mutual Fund, Inc.

Subject Company Investment Company Act File No.: 811-09090

MUTUAL FUND PROXY FACT SHEET FOR: AMERISTOCK MUTUAL FUND

SPECIAL MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION
Record Date	NOVEMBER 7, 2012	REED SMITH, LLP
Mail Date	NOVEMBER 13, 2012	101 SECOND STREET, SUITE 1800
Meeting Date	DECEMBER 12, 2012@ 11:00AM PST	SAN FRANCISCO, CALIFORNIA 94105
ADDITIONAL INFORMATION		CONTACT INFORMATION
Ticker Symbol	AMSTX	Inbound Line	1-800-443-5182

What are Ameristock Mutual Fund shareholders being asked to vote on?

1.	To approve or disapprove the Agreement and Plan of Reorganization and Termination (the “Plan”), among Drexel Hamilton Mutual Funds (the “Trust”), on behalf of its series, the Drexel Hamilton Centre American Equity Fund, the Ameristock Mutual Fund Inc., Drexel Hamilton Investment Partners, LLC, and Ameristock Corporation, pursuant to which the Ameristock Mutual Fund would be reorganized into the Drexel Hamilton Centre American Equity Fund (as further defined below, the “Reorganization”). Pursuant to the Plan, the Reorganization would involve:

I. the Ameristock Mutual Fund transferring all of its assets to the Drexel Hamilton Centre American Equity Fund in exchange solely for voting shares of beneficial interest (“shares”) in the Drexel Hamilton Centre American Equity Fund and the Drexel Hamilton Centre American Equity Fund assuming all of the Ameristock Mutual Fund’s liabilities;

II. the Ameristock Mutual Fund distributing pro rata to the Ameristock Mutual Fund’s shareholders shares of the Drexel Hamilton Centre American Equity Fund in exchange for such shareholders’ Ameristock Mutual Fund shares and in connection with the complete liquidation of the Ameristock Mutual Fund; and

III. the dissolution and termination of the Ameristock Mutual Fund.

All of the foregoing transactions being referred to collectively as the “Reorganization”.

AMERISTOCK MUTUAL FUND BOARD OF DIRECTORS’ RECOMMENDATION – “FOR” APPROVAL OF THE PLAN

PROPOSAL

Why are Ameristock Mutual Fund shareholders being asked to approve the Reorganization?

The purpose of the Reorganization is to transfer the assets of the Ameristock Mutual Fund into the Drexel Hamilton Centre American Equity Fund. Given the increasing costs associated with operating the Ameristock Mutual Fund and continued net redemptions from the Ameristock Mutual Fund, the Ameristock Mutual Fund’s investment adviser (“Adviser”), Ameristock Corporation, is no longer willing to subsidize the operations of the Fund, which includes among other expenses, the payment of distribution-related fees and expenses. After consideration, the Ameristock Mutual Fund’s Adviser concluded that the proposed Reorganization is advisable and in the best interests of the Ameristock Mutual Fund and its shareholders and recommended the proposed Reorganization to the Board of Directors. The Board of the Ameristock Mutual Fund also concluded that the proposed Reorganization is advisable and in the best interest to the Ameristock Mutual Fund and its shareholders. Approval of two-thirds of all votes entitled to be cast at the Special Meeting of Shareholders is being sought to approve the proposed Reorganization under Maryland law and the Ameristock Mutual Fund’s governing documents.

Who will manage the combined fund after the Reorganization?

Drexel Hamilton Investment Partners, LLC serves as investment adviser to Drexel Hamilton Centre American Equity Fund. As of August 31, 2012, Drexel Hamilton Investment Partners, LLC had approximately $68 million in assets under management, of which approximately $23 million was held in the Drexel Hamilton Centre American Equity Fund. Subject to the general oversight of the Board of Trustees of the Trust, Drexel Hamilton Investment Partners, LLC, is responsible for, among other things, developing a continuing investment program for the Drexel Hamilton Centre American Equity Fund in accordance with its investment objectives, reviewing investment strategies and policies of the Drexel Hamilton Centre American Equity Fund and overseeing the sub-investment advisory services provided to the Drexel Hamilton Centre American Equity Fund by Centre Asset Management, LLC. Centre Asset Management, LLC serves as the Drexel Hamilton Centre American Equity Fund’s sub-adviser and as of August 31, 2012, had approximately $733 million in assets under management. James A. Abate, Managing Director of Centre Asset Management, serves as the Drexel Hamilton Centre American Equity Fund’s portfolio manager and is primarily responsible for managing the Drexel Hamilton Centre American Equity Fund’s portfolio. Mr. Abate has over 20 years of investment management experience, including with Centre Asset Management, Credit Suisse and GAM.

Will fund expenses increase as a result of the Reorganization?

The Reorganization will result in an increase in the total net expenses paid by shareholders of the Ameristock Mutual Fund. The total expense ratio of the Ameristock Mutual Fund for the period ended June 30, 2012 was 0.92%. This expense ratio is less than the net expense ratio agreed to by Drexel Hamilton Investment Partners, LLC as the Adviser to Drexel Hamilton Centre American Equity Fund for the two year period after the closing date of the Reorganization. However, this expense ratio does not reflect the subsidy (including the payment of distribution-related fees and expenses) provided to the Ameristock Mutual Fund by Ameristock Corporation, the Adviser to the Ameristock Mutual Fund. Ameristock Mutual Fund’s Adviser has contractually agreed to pay all operating expenses of the Ameristock Mutual Fund, except for brokerage, taxes, interest, extraordinary expenses and non-interested director fees. The Ameristock Mutual Fund’s Adviser estimates that, without the Ameristock Corporation’s subsidy of the Ameristock Mutual Fund, the costs of operating the Ameristock Mutual Fund would have been approximately 1.17%.

The total net expense ratio of the Drexel Hamilton Centre American Equity Fund for the period ended June 30, 2012 was 1.25%.  The pro forma gross expense ratio of the Drexel Hamilton Centre American Equity Fund is expected to drop to approximately 1.15% as a result of the Reorganization (based on information available, and assuming consummation of the Reorganization, as of March 31, 2012).  Moreover, Drexel Hamilton Investment Partners, the Adviser to the Drexel Hamilton Centre American Equity Fund, has agreed that, if the Reorganization is approved and consummated, it will contractually limit the total fund expenses of the Drexel Hamilton Centre American Equity Fund to an annual rate of 1.05% of the average daily net assets of the Drexel Hamilton Centre American Equity Fund (subject to certain exclusions which are explained in the Proxy Statement/Prospectus).

Will Ameristock Mutual Fund shareholders have to pay sales charges in connection with the Reorganization?

No sales loads, commissions or other transactional fees will be imposed on shareholders in connection with the Reorganization. The shares of the Drexel Hamilton Centre American Equity Fund received by Ameristock Mutual Fund shareholders in the Reorganization also will not be subject to any minimum investment amount limitations, front-end sales charges, contingent deferred sales charges, exchange fees or redemption fees.

Unlike shares of the Ameristock Mutual Fund, the shares of the Drexel Hamilton Centre American Equity Fund will be subject, however, to a distribution/service (Rule 12b-1) fee of up to 0.25% of the Drexel Hamilton Centre American Equity Fund’s average daily net assets attributable to its shares.  If the Reorganization is approved and consummated, this distribution/service fee will be subject to the Drexel Hamilton Centre American Equity Fund’s Adviser’s agreement to contractually limit the total fund expenses of the Drexel Hamilton Centre American Equity Fund to an annual rate of 1.05% of the average daily net assets of the Drexel Hamilton Centre American Equity Fund (subject to certain exclusions which are explained in the Proxy Statement/Prospectus).

Subsequent investments in the Drexel Hamilton Centre American Equity Fund by shareholders of the Ameristock Mutual Fund after the Reorganization will be subject to any minimum investment limitations, sales charges, exchange fees and redemption fees imposed by the Drexel Hamilton Centre American Equity Fund.  The Drexel Hamilton Centre American Equity Fund currently has an initial investment minimum of $10,000, and a $5,000 minimum for subsequent investments, and currently imposes a 2.00% redemption fee which is charged upon any redemption of shares within 90 days of the issuance of such shares (subject to certain exceptions).  Again, however, the shares of the Drexel Hamilton Centre American Equity Fund received by shareholders of the Ameristock Mutual Fund in the Reorganization will not be subject to any minimum investment amount limitations, front-end sales charges, contingent deferred sales charges, exchange fees or redemption fees.

What will happen if the Reorganization is not approved by shareholders of the Ameristock Mutual Fund?

If shareholders of the Ameristock Mutual Fund do not approve the Plan, the Ameristock Mutual Fund will not be reorganized into Drexel Hamilton Centre American Equity Fund and the Board of Directors of the Ameristock Mutual Fund will meet to consider any additional alternatives that appear feasible at the time. These alternatives could include, for example:

(a) exploring another tax-free reorganization with a different mutual fund;

(b) continuing to operate the Ameristock Mutual Fund and either

(i) exploring seeking approval to remove (entirely or in part) the Ameristock Mutual Fund Adviser’s agreement to pay all operating expenses of the Ameristock Mutual Fund (except for brokerage, taxes, interest, extraordinary expenses and non-interested director fees), or

(ii) exploring replacing the Ameristock Mutual Fund Adviser with another registered investment adviser (which may or may not agree to pay operating expenses of the Ameristock Mutual Fund to the same extent as the current Adviser); or

(c) exploring liquidating the Ameristock Mutual Fund, which would require a similar two-thirds shareholder vote to approve and could result in a taxable event for Ameristock Mutual Fund shareholders.

The Adviser of the Ameristock Mutual Fund has advised that, if the Reorganization is not approved, it would recommend the liquidation of the Ameristock Mutual Fund or resign as the Adviser of the Ameristock Mutual Fund. The Adviser of the Ameristock Mutual Fund has also advised that, if it resigned, the Ameristock Mutual Fund would have difficulty finding a replacement adviser at the current fee level, and the Ameristock Mutual Fund would likely be liquidated.

Are the investment objectives and strategies of the Funds similar?

The Ameristock Mutual Fund and Drexel Hamilton Centre American Equity Fund (collectively, the “Funds”) are both U.S. large cap equity funds. The investment objectives and strategies of the Funds are similar. The investment objective of the Ameristock Mutual Fund is to seek total return through capital appreciation and current income. While the Drexel Hamilton Centre American Equity Fund does not have a current income component to its investment objective, the investment objective of the Drexel Hamilton Centre American Equity Fund is to seek long term growth of capital. The investment objectives of both the Funds are non-fundamental, meaning they can be changed without shareholder approval.

What are the tax consequences of the Reorganization?

Neither the Ameristock Mutual Fund nor its shareholders are expected to recognize any gain or loss for federal income tax purposes as a direct result of the Reorganization, and the Funds expect to receive a tax opinion from counsel to the Drexel Hamilton Centre American Equity Fund confirming this position. Shareholders should consult their tax adviser regarding the federal, state, and local tax consequences of the Reorganization.

What is the ticker symbol of the Drexel Hamilton Centre American Equity Fund?

Drexel Hamilton Centre American Equity Fund’s ticker symbol is DHAMX.

How does the Ameristock Mutual Fund's Board of Directors recommend that shareholders of the Ameristock Mutual Fund vote?

The Ameristock Mutual Fund's Board of Directors unanimously recommends that shareholders of the Ameristock Mutual Fund vote “FOR” the Plan. Please refer to the section of the Proxy Statement/Prospectus entitled “Board Considerations in Approving the Reorganization” under “Information About the Reorganization” for further information on the factors considered by the Ameristock Mutual Fund's Board of Directors in approving the proposed Reorganization and recommending that the Reorganization be submitted to the Ameristock Mutual Fund shareholders for approval.

INTERNET:

Log on to the website listed on your proxy card. Make sure to have your proxy card available when you plan to vote your shares. You will need the control number found on the card at the time you execute your vote.

TOUCHTONE PHONE:

Simply dial the toll-free number on your proxy card and follow the automated instructions. Please have your proxy card available at the time of the call.

MAIL:

Simply sign, date, and complete the proxy card and return it in the postage paid envelope provided.

The proxy statement is available online at: www.proxyonline.us

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of the Ameristock Mutual Fund, Inc. and also constitutes a prospectus of the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, and other relevant documents, concerning the proposed reorganization have been filed by Drexel Hamilton Mutual Funds (ICA No. 811-22545), together with Ameristock Mutual Fund, Inc. (ICA No. 811- 09090), with the Securities and Exchange Commission (SEC) and have been mailed to shareholders of the Ameristock Mutual Fund, Inc. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC’s Web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents may be obtained from the Ameristock Mutual Fund, Inc. free of charge at www.ameristock.com or by calling 1-800-394-5064.

Ameristock Corporation is the investment adviser to the Ameristock Mutual Fund, Inc. Drexel Hamilton Investment Partners, LLC is the investment adviser to the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds. Centre Asset Management, LLC is the sub-adviser to the Drexel Hamilton Centre American Equity Fund. TO THE EXTENT THAT AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, CENTRE ASSET MANAGEMENT, LLC, AMERISTOCK MUTUAL FUND, INC. OR DREXEL HAMILTON CENTRE AMERICAN EQUITY FUND, OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE AMERISTOCK MUTUAL FUND, INC., IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE) FILED WITH THE SEC, OR BY OBTAINING FREE OF CHARGE THE FORM ADVs OF AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, AND CENTRE ASSET MANAGEMENT, LLC, AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

Forward-Looking Statements

Certain statements in this document, such as those related to the combined fund after the reorganization occurs, may constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company or industry results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties is the ability to identify and complete suitable transactions, and the risk factors discussed in prospectuses as filed with the Securities and Exchange Commission. Many of these factors may be impacted as a result of the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither any company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

ALPS Distributor, Inc. is the distributor of the Ameristock Mutual Fund, Inc. and the Drexel Hamilton Centre American Equity Fund.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.

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